SUPPLEMENT DATED MAY 2, 2024
TO THE FOLLOWING PROSPECTUSES

PROSPECTUS AND UPDATING SUMMARY PROSPECTUS
DATED MAY 1, 2024 FOR

Spinnaker® Variable Annuity

NOTICE DOCUMENTS DATED MAY 1, 2024 AND PROSPECTUSES FOR

Spinnaker® Advisor Variable Annuity dated May 1, 2011
Symetra Deferred Variable Annuity dated May 1, 1998

Portfolios Available:
Effective April 30, 2024, DWS Investment Management Americas, Inc. has closed the following portfolios.

•DWS Capital Growth VIP Class B
•DWS CROCI® U.S. International VIP Class B
•DWS Global Small Cap VIP Class B
•DWS International Growth VIP Class B

No new contributions are accepted.

In addition, the Trustees of the above-listed portfolios have authorized their liquidation on or about June 17, 2024 (the “Liquidation Date”). After the Liquidation Date, the portfolios will no longer be investment options under your contract.

Owners currently invested in one or more of the above-listed portfolios will need to provide updated allocations prior to the Liquidation Date.